UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 4, 2024, Eastern Time (or August 5, 2024, Beijing Time), ReTo Eco-Solutions, Inc. (the “Company”) held its 2024 Annual General Meeting of Shareholders (the “Meeting”). The record date for the Meeting was June 20, 2024. As of the record date, the Company had 3,801,608 common shares outstanding and entitled to vote at the Meeting.

At the Meeting, the Company’s shareholders approved the proposals to (i) elect Tonglong Liu and Baoqing Sun as Class B directors of the Company, each to serve a term expiring at the annual meeting of shareholders in 2027 or until their successors are duly elected and qualified, (ii) ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the year ending December 31, 2024, (iii) approve the amendment and restatement of the Company’s amended Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) to, among other things, (a) redesignate the existing common shares, par value US$0.10 each, as Class A shares, par value US$0.10 each (the “Class A Shares”), with the same rights as the existing common shares and (b) create an additional 2,000,000 shares each to be designated as Class B shares, par value US$0.01 each (the “Class B Shares”), with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation, and (iv) approve the issuance of 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited at par value.

Set forth below are the voting results for each of the proposals at the Meeting.

1.	The election of Tonglong Liu and Baoqing Sun as Class B directors, each to serve a term expiring at the annual meeting of shareholders in 2027 or until their successors are duly elected and qualified

		For	Withheld
Class B Directors	Tonglong Liu	1,423,418	8,682
	Baoqing Sun	1,424,628	7,472

2.	The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024

For	Against	Abstain
1,426,327	5,663	110

3.	The approval of the Amended and Restated Memorandum and Articles of Association to, among other things, (a) redesignate the existing common shares, par value US$0.10 each, as the Class A Shares, with the same rights as the existing common shares and (b) create an additional 2,000,000 shares each to be designated as the Class B Shares, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation

For	Against	Abstain
1,413,814	18,072	214

4.	The issuance of 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited at par value:

For	Against	Abstain
1,413,779	18,101	220

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8, as amended (File No. 333-264499), and (iv) the registration statement on Form S-8  (File No. 333-280119), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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